Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On February 1, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

JANUARY IS BUSIEST MONTH IN CBOE HISTORY;

Total Volume Of 110.8 Million Contracts Rose 81% Over January 2007,

Average Daily Volume Of 5.3 Million Contracts During January Is New Record

CHICAGO, February 1, 2008 — The Chicago Board Options Exchange (CBOE) announced today that trading volume during January rose 81% to 110,831,088 contracts, up from January 2007’s volume of 61,319,060 contracts.  January 2008 was the busiest month in CBOE’s 35-year history, surpassing the previous high of 105,551,741 contracts traded in August 2007.  Average daily volume established a record in January with 5,277,671 contracts traded per day, compared to the 3,065,953 contracts per day during January 2007 and besting the previous high of 4,626,640 contracts per day during November 2007.

During January, total volume in equity options set a new record of 55,049,495 contracts traded, eclipsing the previous high of 51,777,531 contracts traded in October 2007.  The 55.0 million contracts traded in January 2008 was up 47% over January 2007’s total of 37.5 million contracts.

CBOE also experienced the busiest trading week in its history last month as 32,022,642 contracts traded over the five days spanning January 14 to 18. This new high topped the previous weekly volume record of 27,866,804 contracts traded during the week of August 6 – 10, 2007.  Additionally, seven of the top twenty busiest single trading days in CBOE’s history occurred during January, including four of the top six all-time trading days.

	Jan 2008 Volume (21 days)	% Change vs Jan 2007 (20 days)	% Change vs Dec 2007 (20 days)	Year-To-Date Volume (21 days)	% Change vs 2007 (20 days)
Industry Total	357,163,288	+81%	+51%	357,163,288	+81%
CBOE Total	110,831,088	+81%	+53%	110,831,088	+81%
Avg Daily Vol	5,277,671	+72%	+46%	5,277,671	+72%
Equity	55,049,495	+47%	+48%	55,049,495	+47%
Index & ETF	55,781,479	+134%	+59%	55,781,479	+134%
ETF (only)	31,981,912	+212%	+62%	31,981,912	+212%
Open Interest	218,068,457	+23%	-22%	—	—

CBOE’s January Market Share Of 31% Unchanged Versus Year-Ago

In January, CBOE’s market share of total industry volume was 31%, which was unchanged from January 2007, and up one-half percentage point from the previous month.   In multiply-listed index and exchange traded fund options, CBOE’s January market share was 34.5%, up 1.3 percentage points from the previous month.

CBOE Market Share	Jan 2008 Market Share	% Change vs Jan 2007	% Change vs Dec 2007	Year-To-Date Market Share	% Change vs 2007
Exchange	31.0%	0%	+0.5%	31.0%	0%
Equity	24.3%	-0.1%	+0.8%	24.3%	-0.1%
Index & ETF (multiple listings only)	34.5%	-6.4%	+1.3%	36.3% (last 12 months)	-2.4%

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QQQQ, SPY and RUT Options Set New Monthly Volume Records During January,

Volume In Index and ETF Options Increased 134% Over Year-Ago

•                  The following individual index and ETF options set new volume records at CBOE during January:

Product	New Record	Old Record
Standard & Poor’s Depositary Receipts (SPY)	7,923,700	7,353,058 (Aug 07)
PowerShares QQQ Trust (QQQQ)	7,004,335	5,898,988 (Nov 07)
Russell 2000 Index (RUT)	1,520,289	1,157,229 (Aug 07)

•                  Volume in options on index and exchange traded funds (ETF) during January 2008 totaled 55,781,479 contracts, up 134% from the 23,864,073 contracts traded during January 2007.  Average daily volume for the month was 2,656,261 contracts, compared to 1,193,204 contracts per day a year-ago.

•                  The top five most-actively traded index and ETF options at CBOE during January were S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), and CBOE Volatility Index (VIX).

•                  Total volume for the month in VIX options was 2,184,959 contracts, up 250% over January 2007’s volume of 624,829 contracts.  Average daily volume was 104,046 contracts in January 2008, compared to 31,241 contracts per day a year-ago.

•                  Total equity options volume for January 2008 was a record 55,049,495 contracts, up 47% from the 37,454,543 contracts last January.  For the month, average daily volume in equity options was 2,621,405 contracts, compared to 1,872,727 contracts per day a year-ago.  The top five most actively traded equity options during January were Apple, Inc. (AAPL), Citigroup, Inc. (C), Intel Corporation (INTC), Microsoft Corp. (MSFT), and Google Inc. (GOOG).

•                  On Wednesday, January 30, CBOE announced its fourth quarter and year-end un-audited financials for 2007.  The fourth quarter of 2007 marked the eighth consecutive quarter of double-digit revenue and earnings growth for CBOE.  Total revenues for the quarter were up 43 percent to $93.0 million, from $64.9 million in last year’s fourth quarter.   Net income for the fourth quarter of 2007 was $24.3 million, a 76 percent increase compared with $13.8 million in the fourth quarter of 2006. For the year ended December 31, 2007, CBOE’s net income nearly doubled, climbing to $83.2 million, from $42.1 million in 2006. Total revenues grew 37 percent to a record $352.3 million for the full-year 2007, compared with $258.0 million in the prior year.

•                  During January, 12 CBOE memberships, or seats, were traded.  The first sale of the new year occurred on Wednesday, January 2, at a price of $3,125,000, which was just below the all-time record high price of $3,150,000 on December 11, 2007. The last sale of the month, on January 25, was also for $3.125M.

•                  Volume at the CBOE Futures Exchange (CFE) was 96,743 contracts traded during January, an increase of 105% over January 2007’s volume of 47,121 contracts.  Average daily volume was 4,607 contracts, compared to 2,356 contracts per day a year-ago.  Monthly volume in CBOE Volatility Index (ticker VX) futures was 85,731 contracts traded, up 91% versus January 2007, while volume in futures on the CBOE DJIA Volatility Index (ticker DV) was 6,545 contracts traded, up 234% over January 2007.

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•                  During January, volume at the CBOE Stock Exchange (CBSX) totaled a new record high of 264,551,471 shares.  Average daily volume at CBSX was 12,597,689 shares and a total of 284,654 trades were executed during January.  During the month, CBSX experienced the busiest single-day of trading since its launch on March 5, 2007 when 24,351,356 shares traded on Wednesday, January 23, 2008. The previous single-day high had been 17,663,093 shares on December 26, 2007.

CBOE Individual Index and ETF Volume Figures For January 2008

Symbol	Product	Total Volume	% Change vs Jan 07	% Change vs Dec 07	Open Interest	% Change vs 2007
SPX	S&P 500 Index	16,507,359	+78%	+56%	10,702,078	+36%
VIX	CBOE Volatility Index (options)	2,184,959	+250%	+70%	930,879	+27%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	7,923,700 New Record	+355%	+65%	9,371,485	+145%
XSP	Mini-S&P 500 Index	286,731	0%	+64%	391,540	-60%
OEX	S&P 100 Index (American-Style Exercise)	1,296,384	+17%	+50%	278,236	+4%
XEO	S&P 100 Index (European-Style Exercise)	158,982	-47%	-13%	105,468	-34%
DJX	Dow Jones Industrial Average	572,865	+21%	+70%	671,670	+2%
DIA	DIAMONDS Trust, Series 1	1,113,628	+116%	+73%	1,632,701	+43%
NDX	Nasdaq-100 Index	599,487	-21%	+43%	555,496	-14%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	469,343	+43%	+35%	1,677,383	-5%
VXN	CBOE Nasdaq-100 Volatility Index (options)	233	—	-66%	488	—
QQQQ	PowerShares QQQ Trust	7,004,335 New Record	+114%	+111%	8,325,656	+32%
RUT	Russell 2000 Index	1,520,289 New Record	+486%	+51%	1,724,299	+153%
RVX	CBOE Russell 2000 Volatility Index (options)	3,416	—	-41%	1,868	—
IWM	iShares Russell 2000 Index Fund	10,256,465	+243%	+74%	6,759,943	+47%
SMH	Semiconductor HOLDRs Trust	138,957	-7%	+262%	582,718	-19%
OIH	Oil Services HOLDRs Trust	390,577	+23%	+115%	439,638	-25%
EEM	iShares MSCI Emerging Markets Index	953,524	+464%	-40%	1,086,467	+220%
XLF	Financial Select SPDR	1,643,942	+3792%	+69%	4,600,337	+413%
XLE	Energy Select SPDR	445,425	+18%	+78%	1,389,984	+16%
FXI	iShares FTSE/Xinhua China Index Fund	132,649	+234%	-66%	354,007	+307%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

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CBOE Media Contacts:		Analyst Contact:
Debbie Baratz	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
baratz@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq(®), Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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